Management Discussion and Analysis

May 31, 2013

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MANAGEMENT’S DISCUSSION AND ANALYSIS

July 11, 2013

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This managements discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our plans to secure strategic partnerships to assist in the further development of our product candidates;

•	our plans to conduct clinical trials and pre-clinical programs;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

•	our plans, objectives, expectations and intentions; and

•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;

•	our lack of product revenues and history of operating losses;

•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	our ability to recruit patients for clinical trials;

•	the progress of our clinical trials;

•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement described in “The Corporation – Corporate History”;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the Securities Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this managements discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Management has forecasted that the Company’s current level of cash and cash equivalents including the funds available by way of the private placement described under Subsequent Events will not sufficient to execute its current planned expenditures for the next twelve months without further financing. The Company is actively pursuing financing alternatives to provide additional funding. Management believes that it will complete one or more arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, we cannot assure you that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2013 and the accompanying notes (the "Financial Statements"). The Financial Statements, and all financial information discussed below, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Cash Position

At May 31, 2013, we had cash and cash equivalents totaling $653 thousand compared to $320 thousand at May 31, 2012. Subsequent to the year end in June, 2013, we raised gross proceeds of $893 thousand in a private placement (described above under Subsequent Events) which is available for use in fiscal 2014. We invest in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents, and other current assets less current liabilities) at May 31, 2013 was a deficiency of $798 thousand as compared to $2.1 million at May 31, 2012.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

development update

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a completed Phase I clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and improved patient quality of life lies in drugs that are not only effective with minimal side effects, but also approach the treatment of cancer in novel ways through drugs that offer a unique mechanism of action. Many drugs currently approved for the treatment and management of cancer are toxic with often limiting side effects, especially when used in combination. We therefore believe that a product development plan based on novel, effective drugs with minimal potential for toxicity alone or in combination will have broad applications in cancer treatment.

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Our strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are small molecules and immunotherapeutics. Our key programs are as follows:

LOR 253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to induce the novel tumor suppressor Krüppel-like factor 4 (KLF4). Decreased expression of KLF4 has been demonstrated in several cancer types including non-small cell lung and colon cancers. Consistent with the tumor suppressor activity of KLF4, it expression suppresses cancer cell proliferation, induces apoptosis and inhibits metastasis.  In addition, gene expression analysis in tumors treated with LOR-253 was notable for rapid and sustained KLF4 gene expression. The first-in-human Phase I study of LOR-253 was initiated to investigate the maximum tolerated dose (MTD) or target-relevant dose, safety and preliminary indications of efficacy.

In July 2013, subsequent to the year end, we announced the results of the Phase 1 clinical trial of LOR-253. In this first-in-man, dose-escalation clinical study, LOR-253 demonstrated an excellent safety profile as well as encouraging signs of antitumor activity.

The design consisted of LOR-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The study enrolled 27 patients, all of which had failed a median of 4 prior chemotherapies. Although this was primarily a dose-escalation safety study, efficacy and pharmacokinetics were also explored.

The clinical trial enrolled patients at 7 dose levels ranging from 20 to 229 mg/m2. Of the 27 patients enrolled, 17 were evaluable for efficacy. Of these 17 patients, 7 (41%) achieved stable disease by RECIST and this included patients with colorectal, lung, appendiceal, liver and uterine cancers. Dose related activity was demonstrated at the higher dose levels (176 and 229 mg/m2). At these two highest dose levels, 4 of 5 evaluable patients (80%) achieved sustained stable disease by RECIST ranging from 5.6 months to 8 months, representative of disease control. Of these, a patient with non-small cell lung cancer at the highest dose level additionally showed non-index tumor shrinkage.

The safety assessment indicated that LOR-253 was well tolerated at all dose levels. The dose escalation was not limited by toxicity. The most common adverse event was Grade 1 or 2 fatigue seen in 3 patients. There was one Grade 3 toxicity, asymptomatic low blood phosphate level that was reversible by supplementation. The pharmacokinetic profile was consistent with the predictive profile seen preclinically, and the elimination profile and half-life in patients were suggestive of a very rapid distribution phase and prolonged retention.

We intend to carry this program into Phase II development with the support of a partnership or, should we be able to secure adequate financing on our own.

il 17e

IL-17E (also known as IL-25) is a recently identified cytokine that plays an important role in inflammation. Lorus scientists were the first to discover the anticancer properties of IL-17E against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models with very low toxicity.

IL-17 E is highly potent and does not require further optimization before proceeding to the formal IND-enabling preclinical studies planned to support advancing to a Phase I clinical trial. Lorus has selected pancreatic cancer and malignant melanoma as the initial lead cancer indications for this agent. Pancreatic cancer is the fourth most common cause of cancer death in the US.  It is a difficult-to-treat tumor type with an overall five-year survival rate of 6%, the lowest for any cancer.  Melanoma is the fifth most common cancer in the US.

There is an urgent need for safe and effective therapies for both pancreatic cancer and malignant melanoma. A variety of cytokines are actively being developed as cancer therapies but often need to be further optimized to reduce toxicity or enhance efficacy. By contrast, IL-17E that already has an acceptable therapeutic index suitable for further development as a systemic therapy without the need for further optimization or modification.

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Genentech License - In May 2012, Lorus entered into a global license with Genentech, a member of the Roche Group, in respect of certain patents owned by Genentech for IL-17E. This license will enable Lorus to develop IL-17E as a novel and exciting treatment for a large number of cancers. Lorus has patents pending for the use of IL-17E in cancer in the major world markets.

Cancer Research UK Clinical Trial and Option Agreement -–In November 2012, Lorus partnered with Cancer Research UK to develop IL-17E through a Phase I clinical trial. Cancer Research UK, through its Clinical Development Partnerships (CDP) program, is to fund and complete the preclinical studies, non-clinical toxicology studies and the Phase I clinical study in solid tumors. At the end of the first two development stages (the preclinical studies stage and the non-clinical toxicology studies stage) there will be a ‘go/no go decision’ whereby Cancer Research UK may decide not to further the development of the program. CDP is a joint initiative between Cancer Research UK’s Drug Development Office and Cancer Research Technology, Cancer Research UK’s commercial arm, to develop promising anticancer agents through preclinical development and early clinical trials

LOR 500

The LOR-500 program aims to discover and develop potent, first-in-class small molecule inhibitors of maternal embryonic leucine zipper kinase (MELK). MELK plays an important role in cancer cell cycle, signaling pathways, and stem cells. MELK is highly expressed in several cancer types and its expression correlates with poor prognosis in glioma and breast cancer. These findings provide strong support that selective targeting of MELK may be an effective cancer treatment strategy. Several lead compounds targeting MELK have been identified and the lead optimization is currently underway.

other programs

In April 2013 Lorus announced that it has entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company, to investigate some of Lorus’ compounds for veterinary medicine.

According to the agreement, Elanco will fund the research program and has been granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated when the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use.

financing activities

june 2012 PRIVATE PLACEMENT

On June 8, 2012 we completed a private placement of 20,625,000 units at a subscription price of $0.32 per unit and each unit consisted of one common share and one common share purchase warrant for gross proceeds to Lorus of $6.6 million.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45. If after one year the closing price of the common shares on the Toronto Stock Exchange (“TSX”) equals or exceeds $0.90 for twenty consecutive days, then we may send the warrant holders written notice and issue a news release announcing an accelerated exercise date and then the Warrants shall only be exercisable for a period of 30 days the notice.

We paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the private placement and issued 1,237,500 finder’s warrants at an exercise price of $0.32 each. Each finder’s warrant is exercisable into units consisting of 1,237,500 common shares and 1,237,500 warrants.

august 2011 Unit Financing

On August 15, 2011 we closed a public offering of units for gross proceeds of $2.2 million whereby we issued 5.5 million common shares and 5.5 million warrants.

Each warrant entitles the holder to purchase one common share for five years after the closing of the offering at an exercise price of $0.45. If on any date the 10-day volume weighted average trading price of the common shares on the TSX equals or exceeds 200% of the $0.45, then upon sending the holders of warrants written notice of and issuing a news release announcing such accelerated exercise date, the warrants shall only be exercisable for a period of 30 days following the date of notice.

In connection with the offering, Mr. Abramson, one of our directors, entered into an irrevocable commitment letter on June 20, 2011, and amended July 11, 2011, to purchase, directly or indirectly, common shares and common share purchase warrants of Lorus having an aggregate subscription price equal to the difference if any, between (a) the sum of (i) the gross proceeds realized by us in the offering and (ii) the gross proceeds received by us in respect of all financings completed by us from the date of the final short-form prospectus to November 30, 2011 and (b) $4.0 million.

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Mr. Abramson purchased 2.4 million Units as part of the Offering.

PROMISSORY NOTES payable

Pursuant to the commitment letter (described under ‘Unit Financing’) provided by Mr. Abramson, we issued a grid promissory note to Mr. Abramson that allowed us to borrow funds up to $1.8 million in November 2011. The funds could be borrowed at a rate of up to $300 thousand per month, incurred interest at a rate of 10% per year and were due and payable in full on November 28, 2012. The promissory note was subject to certain covenants which, if breached, could result in the promissory note becoming payable on demand.

At May 31, 2012 $900 thousand had been drawn under the promissory note and on June 27, 2012, the note and all accrued interest was repaid. At May 31, 2012 there was $20 thousand in interest was accrued and unpaid.

Please see ‘Subsequent Events’ section for further discussion on the June 2013 promissory notes.

Warrant Exercises and Expiry

During the year ended May 31, 2013, 398 thousand warrants related to the August 2011 unit offering were exercised for proceeds of $180 thousand. The fair value related to these warrants was $43 thousand and transferred from warrants to share capital.

The warrants issued in November 2010 and for which the price was amended in November 2011, expired May 8, 2012. A total of 59,384 warrants were exercised for cash proceeds of $17 thousand. The balance of the 4.2 million warrants expired unexercised, resulting in a transfer of the amount attributed to the expired warrants of $1.253 million to contributed surplus.

WARRANT REPRICING

On November 29, 2011 shareholders of Lorus (excluding insiders who also held warrants) approved a resolution to amend the exercise price of certain outstanding warrants from $1.33 to the 5 day volume weighted average trading price on the TSX five days prior to approval plus a 10% premium. The revised warrant exercise price is $0.28. We calculated an increased value attributed to the warrants of $239 thousand related to the amendment. This increase was calculated by taking the Black Scholes value of the warrants immediately before the amendment and immediately after the amendment. The additional increase was accounted for by an increase in the warrant equity balance and a corresponding reduction in contributed surplus. There were 4.2 million warrants which were amended and of those 3.6 million were held by Mr. Abramson, one of our directors.

RESULTS OF OPERATIONS

Our net loss and comprehensive loss for the year ended May 31, 2013 increased to $5.6 million ($0.13 per share) compared to $4.6 million ($0.23 per share) for the year ended May 31, 2012. The increase in net loss and comprehensive loss for the year ended May 31, 2013 compared with the prior year is due to increased research and development costs of $1.1 million resulting from increased activity on the LOR-500 and IL-17E programs as well as the need to manufacture additional quantities of LOR-253 in order to complete the ongoing clinical work.

We utilized cash of $5.1 million in our operating activities in the year ended May 31, 2013 compared with $3.3 million in the prior year. The increase in the current year is the result of higher spending combined minimal changes in the accounts payable and accrued liabilities balances while the prior year had lower spending and increased accounts payable and accrued liabilities balances.

At May 31, 2013, we had cash and cash equivalents of $653 thousand compared to $320 thousand at May 31, 2012. Subsequent to year end we completed a private placement raising $893 thousand in gross proceeds which will be available for use in Fiscal 2014.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2013 which are prepared in accordance with IFRS.

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Consolidated Statements of Loss and Comprehensive Loss Years ended May 31,
(amounts in Canadian 000's except for per common share data)	2013	2012	2011
REVENUE	$—	$—	$—

EXPENSES
Research and development	3,317	2,170	2,518
General and administrative	2,272	2,430	2,420
Operating expenses	5,589	4,600	4,938
Finance expense	6	20	71
Finance income	(30)	(6)	(14)
Net finance expense (income)	(24)	14	57
Net loss and total comprehensive loss for the year	5,565	4,614	4,995
Basic and diluted loss per common share	$0.13	$0.23	$0.38
Weighted average number of common shares
outstanding used in the calculation of:
Basic and diluted loss per share	42,251	20,260	13,157
Total Assets	$1,035	$668	$1,398
Total Long-term liabilities	$—	$—	$—

Research and Development

Research and development expenses totaled $3.3 million in the year ended May 31, 2013 compared to $2.2 million during the prior year. Research and development expenses consist of the following:

	2013	2012
Program costs (see below)	$3,126	1,900
Deferred share unit costs	(40)	91
Stock based compensation	198	146
Depreciation of equipment	33	33
	$3,317	2,170

Program costs by program:

	2013	2012
Small molecule program	$2,701	1,900
Immunotherapy	425	—
	$3,126	1,900

Research and development expenditures have increased by $1.1 million in the current year due primarily to increased program costs of $1.2 million. The increase in program costs has been slightly offset by a recovery in deferred share unit expense compared with an expense in the prior year. The deferred share unit liability is marked to market each quarter and due to a reduction in our share price during the year this has resulted in a recovery rather than an expense.

Program costs have increased in the current year compared with the prior year due to the following factors:

•	Increased spending on our IL-17E program for which we initiated work in the current fiscal year. During the year we completed some pre-clinical testing in house and developed an expression system in order to prepare for GMP manufacturing.
•	Increased spending on our LOR-253 program in the current year in order to manufacture additional quantities of LOR-253 needed to complete ongoing clinical work as well as increased clinical trial costs as the trial had a greater number of patients under enrollment in the current year.
•	Increased spending on our LOR-500 program as we escalated development efforts in fiscal 2013 including additional staff, and outsourced efforts on the lead optimization process.

In addition stock based compensation costs were higher in the current year due to options issued to a greater number of employees.

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General and Administrative

General and administrative expenses totaled $2.3 million for the year ended May 31, 2013 compared to $2.4 million in the prior year. General and administrative expenses consisted of the following:

	2013	2012
General and administrative excluding salaries	$1,368	1,240
Salaries	675	605
Deferred share unit costs	(92)	213
Stock based compensation	316	361
Depreciation of equipment	5	11
	$2,272	2,430

General and administrative expenses excluding salaries increased in the current year due to higher corporate legal costs associated with licensing activities and higher investor relations costs as we increased our investor relations efforts. These increases were offset by lower patent costs primarily due to timing.

Salary costs increased in the current year due primarily to a small headcount increase and an accrual reversal in the year ended May 31, 2012 related to the 2011 bonus which was not paid out compared with no such reversal in the current year.

The recovery of deferred share unit costs results from the fact that the deferred share unit liability is marked to market each quarter and due to a reduction in our share price during the year this has resulted in a recovery rather than an expense in the current year.

Stock based compensation costs have decreased slightly in the current year due to a number of factors. Expenditures were high in the year ended May 31, 2012 due to the cancellation of certain options held by directors and officers which resulted in an acceleration of expense. While expenditures were higher in the year ended May 31, 2012, the CEO was issued deferred share units rather than stock options in the year. In the year ended May 31, 2013 the CEO was issued stock options which increased the stock option expense in the current year, but not sufficiently to offset the accelerated expense in the prior year.

Finance Expense

Finance expense totaled $6 thousand for the year ended May 31, 2013 compared with $20 thousand in the prior year. Finance expense incurred in both years relates to amounts drawn on the $1.8 million related party promissory note at a rate of 10% described above. The balance at May 31, 2012 of $900 thousand was repaid in June 2012.

Finance Income

Finance income totaled $30 thousand in the year ended May 31, 2013, compared to $6 thousand in the same period in the prior year. Finance income represents interest earned on our cash and cash equivalent balances and the increase in finance income during the current year is the result of a higher average cash and cash equivalents balance throughout the year ended May 31, 2013 compared with the prior year.

Net loss and total comprehensive loss for the year

Our net loss and total comprehensive loss for the year ended May 31, 2013 was $5.6 million ($0.13 per share) compared to $4.6 million ($0.23 per share) in the year ended May 31, 2012. The increase in net loss and total comprehensive loss of $951 thousand in the year ended May 31, 2013 compared with the prior year is due primarily to an increase in research and development expenses of $1.1 million in the current year offset by lower general and administrative expenses of $158 thousand. The increase in research and development costs is due to increased program expenditures relating to initiating efforts on IL-17E, increased emphasis on accelerating LOR-500 development and the ongoing clinical trial and manufacturing costs of LOR-253. The lower general and administrative costs is due to reduction in the deferred share unit charges offset by higher legal and investor relations costs.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures in the fiscal 2013 quarters increased over the same quarters in the prior year due to increased activity in each of our key programs. Expenditures were particularly low in the quarter ended May 31, 2012 due to investment tax credits earned as well as a hold on many activities as we awaited additional financing which was secured in June 2012.

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The increased general and administrative costs in the quarter ended November 30, 2011 was due to stock option grants and cancellations during the quarter which resulted in higher than normal option expense. Increased spending in the three months ended November 30, 2012 was due to increase legal costs associated with licensing activities.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. The lower use of cash in the quarter ended May 31, 2012 was due to delaying payments which resulted in an increase in accounts payable and accrued liabilities balances as we waited for the June 2012 private placement to close. A subsequent use of cash can be seen in the quarter ended August 31, 2012 as these balances were reduced. Again cash used in operating activities in the quarter ended May 31, 2013 was lower as we delayed making payments to suppliers until the June 2013 private placement was completed.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(Amounts in 000’s except for per common share data)	May 31, 2013	Feb 28, 2013	Nov 30, 2012	Aug 31, 2012	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011

Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	860	889	910	658	391	543	648	588
General and administrative expense	462	491	714	605	605	479	811	535
Net loss	(1,318)	(1,371)	(1,613)	(1,263)	(1,013)	(1,023)	(1,457)	(1,121)
Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.04)	$(0.03)	$(0.05)	$(0.05)	$(0.07)	$(0.06)
Cash (used in) operating activities	$(904)	$(1,273)	$(1,336)	$(1,576)	$(383)	$(1,040)	$(811)	$(1,077)

FOURTH QUARTER 2013 AND 2012

Our net loss and comprehensive loss for the three months ended May 31, 2013 increased to $1.3 million compared with $1 million in the three months ended May 31, 2012. The increase in net loss is attributable to higher research and development expenses in the current year offset by lower general and administrative costs in the current year compared with the same period in the prior year.

Research and development expenses increased to $860 thousand in the three months ended May 31, 2013 compared with $391 thousand in the three months ended May 31, 2012. The increase is due to:

•	Manufacturing costs associated with LOR-253
•	Clinical trial costs related to the LOR-253 Phase I clinical trial which was nearing completion in the fourth quarter of 2013 resulting in higher costs
•	Increased spending in the current year on the LOR-500 program including additional headcount and outsourced costs
•	Increased spending on the IL-17E program which was initiated in fiscal 2013.

General and administrative expenditures decreased to $462 thousand in the three months ended May 31, 2013 compared with $605 thousand in the three months ended May 31, 2012. This is the result of DSU’s issued in the fourth quarter of 2012 which resulted in additional general and administrative expense of $213 thousand (compared with a recovery of $25 thousand in the three months ended May 31, 2013) which was offset by a reduction in the bonus accrual in the prior year.

Cash used in operating activities in the three months ended May 31, 2013 increased to $904 thousand compared with $400 thousand in the three months ended May 31, 2012. The reduced level of cash used in the three months ended May 31, 2012 was due to cash conservation efforts which significantly reduced payments to suppliers in the quarter resulting in increased accounts payable and accrued liabilities balances.

SUBSEQUENT EVENTs

On June 19, 2013 we completed a private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $893,000. Each unit consisted of (i) a $1,000 principal amount of unsecured promissory notes; and (ii) 1,000 common share purchase warrants. The promissory notes bear interest at a rate of 10% per annum, payable monthly and are due June 19, 2014. Each warrant entitles the holder thereof to acquire one common share of Lorus at a price per common share equal to $0.25 at any time until June 19, 2015. Certain related parties participated in the transaction including Dr. Aiping Young our President and CEO and two Directors, Dr. Wright and Dr. Vincent for combined proceeds of $68 thousand. Trapeze Capital Corporation (“Trapeze”) also participated in the transaction for proceeds of $250 thousand. Mr. Abramson, a director of the Company, is a co-founder, Chairman and portfolio manager at Trapeze.

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CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 3 of the Financial Statements.

Please refer to the ‘Liquidity and Capital Resources’ section above for a discussion of our use of the Going Concern estimate.

(a) Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(b) Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company is accumulating tax loss carryforward balances creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

(c) Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

Recent Accounting pronouncements not yet adopted

See note 3 (m): Recent Accounting Pronouncements, to the Financial Statements for a discussion about recent accounting pronouncements not yet adopted.

Related Party Transactions

See ‘Promissory Notes Payable’, ‘Unit Financing’, and ‘Subsequent Events’ for additional related party transactions and details.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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See note 13 to the Financial Statements for disclosures of key management personnel compensation and directors compensation.

Contractual Obligations and Off-Balance Sheet Financing

At May 31, 2012, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)

	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	152	137	nil	289

The Company’s current facility lease expires in March 2015.

We hold a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. We do not expect to make any milestone or royalty payments under this agreement in fiscal years ended May 31, 2014 or 2015, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

Lorus has entered into various contracts with service providers with respect to the LOR-253 Phase I clinical trial. These contracts could result in future payment commitments of approximately $1.5 million. Of this amount, $740 thousand has been paid and $253 thousand has been accrued at May 31, 2013 (2012 - $439 thousand paid and $70 thousand accrued). The payments will be based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012 we announced that we had entered into a collaboration agreement with Cancer Research UK for the future development of our immunotherapy IL-17E. Under this collaboration agreement we have committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two year period. We have not yet entered into any contracts related to the drug manufacturing.

As at May 31, 2013, we have not entered into any off- balance sheet arrangements.

Indemnification

On July 10, 2007, we completed a plan of arrangement and corporate reorganization. As part of the arrangement, we agreed to indemnify the other party and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of the arrangement.

We have recorded a liability of $75 thousand, which we believe to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2013. There have been no claims on this indemnification to date.

Financial instruments

(a) Financial instruments

We have classified our financial instruments as follows:

	As at	As at
	May 31, 2013	May 31, 2012
Financial assets
Cash and cash equivalents, consisting of guaranteed investment certificates, held for trading, measured at fair value through loss or profit	$653	$320

Financial liabilities
Accounts payable, measured at amortized cost	713	322
Accrued liabilities, measured at amortized cost	1,103	1,474
Promissory note payable, measured at amortized cost	—	900

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At May 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b) Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews the our policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to us if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

We manage credit risk for our cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that we will not be able to meet its financial obligations as they come due. To the extent that we do not believe we have sufficient liquidity to meet our current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. All of our financial liabilities are due within the current operating period. There is currently substantial doubt about our ability to continue as a going concern as outlined under ‘Liquidity and Capital Resources’ above.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect our income or the value of our financial instruments.

We are subject to interest rate risk on our cash and cash equivalents however we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. We do not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing us to foreign exchange risk consist principally of accounts payable and accrued liabilities. We hold minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $448 thousand (May 31, 2012 - $148 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $45 thousand (May 31, 2012 - $15 thousand). We do not have any forward exchange contracts to hedge this risk.

We have issued deferred share units and have determined that these units represent a cash liability as it is expected that they will be settled in cash. The value of these units is tied to our share price and as such is subject to significant variation as our stock price is highly volatile. As at May 31, 2013 we had issued 780,000 (May 31, 2012 – 780,000) deferred share units and at May 31, 2013 that represents a cash liability of $172 thousand (May 31, 2012 - $304 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of our share price would result in an increase or decrease in loss for the year and comprehensive loss of $17 thousand (May 31, 2012 - $30 thousand).

We do not invest in equity instruments of other corporations.

(c) Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development and commercialization activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and short-term deposits in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended May 31, 2013.

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Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional and ongoing working capital and/or establish effective partnerships to share the costs of development and clinical trials.

As a result of the Company's current cash position, as well as the proceeds received subsequent to the year end (as described under ‘Subsequent Events’) management is pursuing investment and other opportunities aimed at funding its research and development programs.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. Management has reviewed the operations of the Company in conjunction with the Board of Directors and identified the following risk factors which are monitored on a bi-annual basis and reviewed with the Board of Directors. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations and cash flows would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We are an early stage development company.

We are at an early stage of development. Since our incorporation, none of our products has obtained regulatory approval for commercial use and sale in any country, except for Virulizin in very limited circumstances in Mexico. As such, significant revenues have not resulted from product sales. Significant additional investment will be necessary to complete the development of any of our product candidates. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the markets that we have identified. We may fail to develop any products, obtain regulatory approvals, enter clinical trials or commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace. We also do not know whether sales, license fees or related royalties will allow us to recoup any investment we make in the commercialization of our products.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results. For example, our lead product candidate LOR-253 has recently completed a Phase I clinical trial. Additional funding or a partnership will be necessary to complete the necessary Phase II and Phase III clinical trials. Such funding will be very difficult, or impossible to raise in the public markets or through partnerships. If such funding or partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether. The announcement of such delay or discontinuation of development may have a negative impact on our share price.

We need to raise additional capital.

We have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issues, debt issuances (including promissory notes), collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

Our need for capital may require us to:

•	engage in equity financings that could result in significant dilution to existing investors;
•	delay or reduce the scope of or eliminate one or more of our development programs;
•	obtain funds through arrangements with collaborators or others that may require us to

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•	relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;
•	considerably reduce operations; or

•	cease our operations.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. Under International Financial Reporting Standards, we reported net losses of $5.6 million, and $4.6 million and for the years ended May 31, 2013 and 2012, respectively, and as of May 31, 2013, we had an accumulated deficit of $200 million.

We have not generated any significant revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates LOR-253 and IL17E as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We may be unable to obtain partnerships for one or more of our product candidates, which could curtail future development and negatively affect our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or assure you that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability and we may not be able to continue to develop our product candidates. In particular LOR-253 will likely require a partnership for further development as Phase II clinical trials require significant amounts of funding to complete and such funding may not be available to us by way of equity financing.

Our business depends on licensing agreements, which may require us to meet obligations that are not favourable for our business or we may be unable to meet these obligations which could result in the termination of these licensing agreements.

Our business depends on arrangements with third parties such as licensors and licensees. Our license agreements may require us to diligently bring our products to market, make milestone payments and royalties that may be significant, and incur expenses associated with filing and prosecuting patent applications. We cannot assure you that we will be able to establish and maintain license agreements that are favourable for our business, if at all.

We have entered into a clinical trial and option agreement with Cancer Research UK for our product candidate IL 17E which requires us to provide GMP manufactured IL 17Eto them for use in toxicology and clinical studies. We currently do not have the financial ability to complete the manufacturing of the required IL 17E as we believe it would require approximately $4 million to complete the work. If we are unable to provide the IL 17E when it is required by Cancer Research UK it could result in a breach of the agreement, which could further result in the termination of the agreement.

Our agreement with Cancer Research UK has ‘go/no go decisions’ at two points in the development program; one at the end of the preclinical program and one at the end of the non-clinical toxicology studies. Lorus can not assure that Cancer Research UK will decide to move forward with the development program at either of these points in time and this could result in the termination of the agreement.

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Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. Approval in one country does not assure approval in another country. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. We cannot assure you that our preclinical studies and clinical trials will generate positive results that will allow us to move towards the commercial use and sale of our product candidates. Furthermore, negative preclinical or clinical trial results may cause our business, financial condition, or results of operations to be materially adversely affected.

For example, as our lead product candidates LOR-253 has recently completed the Phase I stage of development and our product candidates IL-17E and LOR-500 are in the pre-clinical stage of development and there is still a long development path ahead which will take many years to complete and like all of our potential drug candidates is prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications and indications where this is significant competition for patients. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our Common Shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

We have indemnified our predecessor, Old Lorus, and its directors, officers and employees.

In connection with the reorganization that we undertook in fiscal 2008, we have agreed to indemnify our predecessor, Old Lorus, and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

•	prior to, at or after the effective time of the arrangement transaction, and directly or indirectly relating to any of the assets of Old Lorus transferred to us pursuant to the arrangement transaction (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the effective time of the arrangement;

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•	prior to, at or after the effective time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to us under the arrangement; and
•	prior to or at the effective time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the arrangement.

This indemnification could result in significant liability to us. To date no amount has been claimed on this indemnification. Should a claim arise under this indemnification it could result in significant liability to the Company which could have a negative impact on our liquidity, financial position, and ability to obtain future funding among other things.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the partnership of our product candidates and our ability to secure the financing necessary to continue the development of our product candidates. The actual timing of these events can vary dramatically due to factors within and beyond our control such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidates among other things. We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;
•	substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience; and
•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.

Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are.

Our competitor’s existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may be more effective than our existing and future products insofar as they may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.

Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers, insurers, the medical community and other stakeholders. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

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We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions. If a patent office allows broad claims, the number and cost of patent interference proceedings in the United States, or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trade secrets:

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, or others many infringe on our intellectual property rights which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including LOR-253 and IL17E. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology. We may also need to bring claims against others who we believe are infringing our rights in order to become or remain competitive and successful.

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If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected. In general, insurance will not protect us against some of our own actions such as negligence.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

Other than limited quantities for research purposes, we do not have manufacturing facilities to produce supplies of LOR-253, IL17E or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Risks Related to Our Common Shares

Our share price has been and may continue to be volatile and an investment in our Common Shares could suffer a decline in value.

You should consider an investment in our Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our Common Shares. The market price of our Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors affecting our Common Share price include but are not limited to:

•	our financial position and doubt as to whether we will be able to continue as a going concern;
•	our ability to raise additional capital;
•	the progress of our clinical trials:
•	our ability to obtain partners and collaborators to assist with the future development of our products;
•	general market conditions;
•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and

•	shareholder interest in our Common Shares.

Future sales of our Common Shares by us or by our existing shareholders could cause our share price to fall.

The issuance of Common Shares by us could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of our Common Shares. Sales by existing shareholders of a large number of our Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our Common Shares to decline and have an undesirable impact on our ability to raise capital.

We are susceptible to stress in the global economy and therefore, our business may be affected by the current and future global financial condition.

If the increased level of volatility and market turmoil that have marked recent years continue, our operations, business, financial condition and the trading price of our Common Shares could be materially adversely affected. Furthermore, general economic conditions may have a great impact on us, including our ability to raise capital, our commercialization opportunities and our ability to establish and maintain arrangements with others for research, manufacturing, product development and sales.

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There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the Toronto Stock Exchange. However, there can be no assurance that an active trading market in our common shares on the stock exchange will be sustained or that we will be able to maintain our listing.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Management advises that there have been no changes in the Corporation’s internal control over financial reporting during 2013 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

As at May 31, 2013, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures and operation of its internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Based on their evaluation, the Chief Executive Officer and the acting Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company.

UPDATED SHARE INFORMATION

As at July 11, 2013, the Company had 42.3 million common shares issued and outstanding. In addition, as of August 11, 2013, there were 3.4 million common shares issuable upon the exercise of outstanding stock options and a total of 28 million common shares issuable upon the exercise of common share purchase warrants. Of these warrants 5.3 million are priced at $0.45 and expire in August 2016, 22 million are priced at $0.45 and expire in June 2014 and 918 thousand are priced at $0.25 and expire in June 2015.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2013 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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